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Here at BYGMusic, we come from a love of music.

When our founder and CEO Krish Sharma set out to launch BYGMusic, his personal love and passion for music became our foundation and ethos. Today, we strongly believe in the power and passion that music brings to the world, and we are here to help connect artists and their highly engaged fan base with brands--giving artists the opportunity to earn income and continue creating to the music we love.

We're getting amped up for the future.

As members of the BYGMusic family, we know you share this passion with us. So today, we're sharing some epic news that is going to transform the future of our company: we're launching an equity crowdfunding campaign on WeFunder. This is an amazing opportunity for those who believe in the power of music and the work we do at BYGMusic to join us in empowering artists to take control of their financial futures through brand partnerships.

LEARN MORE

BYG music

Wefunder BYGMusic <wefunder@bygmusic.com>

Re: A Modern Music Company Built for the Creator Age

1 message

NFX Investment Team <investment@nfx.com> Mon, Dec 20, 2021 at 2:28 PM
To: wefunder@bygmusic.com

BYGMusic,

Thank you for reaching out, and for your interest in NFX.

This looks really cool, and we bet it will be a big hit. Unfortunately, this isn't a sector we are focused on investing in, so this won't be a fit for us.

We were Founders ourselves before we became investors, so we wanted to build something to help even when we can't invest.

Signal is a place to find active investors in your stage and sector. It's a tool we wish we had had when we were founders. By connecting your GMail, you can see your connections to VC's easily. Hope you find it useful.

Also note that sending intros to investors can be more efficient by sending them a link to your private BriefLink. We've seen that sending your BriefLink URL to investors you find on Signal can make a big difference in getting more meetings with the right investors.

Best,
James, Pete, Gigi, Morgan, Omri, Gita, & Sarai

On Tue, Dec 14, 2021 at 9:52 AM <investment@nfx.com> wrote:

> ---------- Forwarded message ---------
> From: wefunder@bygmusic.com
> Date: Tue, Dec 14, 2021 at 2:59 PM
> Subject: A Modern Music Company Built for the Creator Age
> To: james@nfx.com
>
> View this email in your browser
>
> ## Here at BYGMusic, we come from a love of music.
>
> When our founder and CEO Krish Sharma set out to launch BYGMusic, his personal love and passion for music became our foundation and ethos. Today, we strongly believe in the power and passion that music brings to the world, and we are here to help connect artists and their highly engaged fan base with brands--giving artists the opportunity to earn income and continue creating to the music we love.
>
> ### We're getting amped up for the future.

As members of the BYGMusic family, we know you share this passion with us. So today, we're sharing some epic news that is going to transform the future of our company: we're launching an equity crowdfunding campaign on WeFunder. This is an amazing opportunity for those who believe in the power of music and the work we do at BYGMusic to join us in empowering artists to take control of their financial futures through brand partnerships.

LEARN MORE

Our mailing address is:
Bygmusic
2219 main st
santa monica, CA 90405

Add us to your address book

NFX

NFX Investment Team

Visit Us: www.nfx.com
BriefLink: Present a company to NFX.
Signal: Connect to share investments.

BYG music

Krish Sharma <krish@bygmusic.com>

Re: Hey!

1 message

Sunil SHARMA <sunil.sharma.one@gmail.com> Sat, Jan 22, 2022 at 4:09 PM
To: Krish Sharma <krish@bygmusic.com>
Cc: Ann FLORINI <annflorini@gmail.com>

Look forward to 8.30 pm chat. Cheers.

Sent from my iPhone

On Jan 22, 2022, at 3:44 PM, Krish Sharma <krish@bygmusic.com> wrote:

Great. Let's go for this evening 8:30. I will send an invite with call info to make things easy—

Looking forward—

K

Ps my phone number is 213 479 0593

On Fri, Jan 21, 2022 at 4:54 AM Sunil SHARMA <sunil.sharma.one@gmail.com> wrote:

> Hi Krish,
> Good to hear from you.
> Anytime around 8 or 9 pm EST works for us.
> Lets try the weekend, either Saturday or Sunday.
> Ann is better, but I am recovering from a milder version of what she had.
> Hope you are healthy and well.
> Cheers,
> Sunil & Ann
>
> Sent from my iPhone
>
> On Jan 20, 2022, at 10:57 PM, Krish Sharma <krish@bygmusic.com> wrote:
>
> Sunil—
>
> Thanks for reaching out on LI.
>
> I would love to connect in general and also talk about BYGMusic. I'm around tomorrow (Friday) between 2pm-4pm ET and all weekend. Let me kow what works for you.
>
> Most importantly, I hope Ann is feeling better, heard it's not fun—
>
> Looking forward,
>
> K
>
> --
>
> Krish Sharma
> Founder/CEO
>
> What is BYGMusic? - YouTube

--

Krish Sharma
Founder/CEO

What is BYGMusic? - YouTube

CONFIDENTIALITY NOTICE:

The contents of this email message and any attachments are intended solely for the addressee(s) and may contain confidential and/or privileged information and may be legally protected from disclosure. If you are not the intended recipient of this message or their agent, or if this message has been addressed to you in error, please immediately alert the sender by reply email and then delete this message and any attachments. If you are not the intended recipient, you are hereby notified that any use, dissemination, copying, or storage of this message or its attachments is strictly prohibited.

BYG music

Krish Sharma <krish@bygmusic.com>

RE: BYG Music / AWAL / Vesper

1 message

Raj Gopal <raj@vesper.cc> Mon, Mar 14, 2022 at 8:30 AM
To: Krish Sharma <krish@bygmusic.com>
Cc: David Caro <david@vesper.cc>

Hi Krish,

Let's do noon ET on Thursday.

On Vesper feedback and questions on strategy, some potential topics include:

- Pressure testing artist subscription service plans, given general challenges others have faced in getting artists to pay upfront for subscriptions
- Roadmap for building out artist experience vs sponsor experience, and how you prioritize between the two
- How you plan to manage both high-value, high-touch sponsorship opportunities (i.e. larger sponsors & artists) vs managing the "long tail"

Looking forward to chatting.

Best,

Raj

VESPER

Raj Gopal
Vesper Company

267.391.6053
raj@vesper.cc

From: Krish Sharma <krish@bygmusic.com>
Sent: Friday, March 11, 2022 9:45 PM
To: Raj Gopal <raj@vesper.cc>
Cc: David Caro <david@vesper.cc>
Subject: Re: BYGMusic / AWAL / Vesper

EXTERNAL SENDER

Hey Raj,

Does Noon ET Wednesday or Thursday work?

Have a great weekend!

Krish

On Thu, Mar 10, 2022 at 1:53 PM Krish Sharma <krish@bygmusic.com> wrote:

Hey Raj,

Stand by for our timing options, we want everyone to be able to join.

Regarding:

- Vesper feedback and questions on strategy

Do you have any specific questions we can prepare for? No worries if not, just want to be efficient.

Looking forward—

Best,

K

On Wed, Mar 9, 2022 at 6:53 AM Raj Gopal <raj@vesper.cc> wrote:

Hi Krish,

Thanks for taking the time last week to chat with us / AWAL. Hope the intro to AWAL was helpful and you'll find some good opportunities to work with them.

On the Vesper side, we'd still like to further explore an investment; in particular it would be helpful for us to see a product demo and talk through some feedback / questions on the long-term strategy. In full transparency, given our current capacity and focus areas, if we do decide to invest it would likely be a smaller check.

Can we do a catch up next week? It would be helpful to cover the following:

- BYG product demo and more details on tech progress
- Any updates on potential work with AWAL
- Vesper feedback and questions on strategy
- Additional intros that could be helpful for you

Let us know if that works for you, and if so what times next week might be best.

Thanks,

Raj

Raj Gopal

VESPER

Vesper Company

267.391.6053
raj@vesper.cc

From: Raj Gopal
Sent: Tuesday, March 1, 2022 9:55 AM
To: Krish Sharma <krish@bygmusic.com>
Cc: David Caro <david@vesper.cc>
Subject: RE: BYGMusic / AWAL / Vesper

Hi Krish,

In terms of topics for the meeting, I was thinking:

- Intro Ben / AWAL
- Get Ben up to speed (I've shared your deck with him, but a voiceover / Q&A might be helpful)
- Time permitting, I think going deeper on some of the strategic topics below would be helpful for both Vesper and AWAL:
    - Your approach to building out the network of stakeholders (labels, distributors, talent agencies, sponsors)
    - Thoughts on how longer-term partnerships might work with these stakeholders
    - Your approach to improving relevancy / ROI and scalability of the platform (matching stakeholders & opportunities, finding opportunities for the "long tail" of artists, scaling the workflow for sponsors)
    - Data strategy: what does your long-term proprietary dataset look like?
- Updates on the fundraise process
- How Vesper and/or AWAL can be helpful

Looking forward to chatting this afternoon.

Best,

Raj

From: Krish Sharma <krish@bygmusic.com>
Sent: Monday, February 28, 2022 7:16 PM
To: Raj Gopal <raj@vesper.cc>
Cc: David Caro <david@vesper.cc>
Subject: Re: BYGMusic / AWAL / Vesper

EXTERNAL SENDER

Hey Raj,

We are looking forward to the call tomorrow. Thanks again for arranging it.

Do you have any thoughts on the agenda? I think we spoke of possible strategic partnership/investment, potential artist opportunity collaboration and general perspective with domain expertise; but will of course follow your lead.

Best,

Krish

On Wed, Feb 23, 2022 at 8:50 AM Raj Gopal <raj@vesper.cc> wrote:

From: Ben Akinbola <benjamin.akinbola@awal.com>
Sent: Wednesday, February 23, 2022 11:27 AM
To: Krish Sharma <krish@bygmusic.com>
Cc: Raj Gopal <raj@vesper.cc>; Zac Gelfand <zac.gelfand@gmail.com>; Dad <gelfand@mac.com>; Shamit Grover <shamit@vesper.cc>; Mike Alden <mike@bygmusic.com>; David Caro <david@vesper.cc>
Subject: Re: Intro- BYGMUSIC

EXTERNAL SENDER

Yeah, great to connect, everyone. The 1–2pm ET window on the 1st works best for me. Thanks!

On Tue, Feb 22, 2022 at 4:17 PM Krish Sharma <krish@bygmusic.com> wrote:

Hi Raj,

Great, those timing windows work for us. Thank you. Understood regarding further feedback prior to looking at participation for Vesper. I know we are a bit out of the larger scope you are currently working with.

Ben,

Pleasure to connect, looking forward to speaking.

Best,

Krish

On Tue, Feb 22, 2022 at 8:57 AM Raj Gopal <raj@vesper.cc> wrote:

Hi Krish,

Adding Ben Akinbola, who leads strategy at AWAL and is leading the charge on AWAL's new digital business development opportunities. It would be great to have a follow-up discussion including Ben sometime next week. On the Vesper side, best for me and David would be 2-4 ET on Monday the 28th, or 12-2 ET on Tuesday the 1st. Ben / Krish & team, please let us know what might work for you.

On Vesper investing in BYG, hearing some more on the business and getting feedback from the AWAL team would be helpful for us to decide if / how we'd like to proceed. That said, as David mentioned on the last call, the Vesper team is currently working on some larger deals which are limiting our capacity to engage on deals in this size range. We'll provide some additional thoughts coming out of our next call.

Looking forward to chatting,

Raj

Raj Gopal
Vesper
Company

267.391.6053
raj@vesper.cc

From: Krish Sharma <krish@bygmusic.com>
Sent: Thursday, February 17, 2022 8:48 PM
To: Raj Gopal <raj@vesper.cc>
Cc: Zac Gelfand <zac.gelfand@gmail.com>; Dad <gelfand@mac.com>; Gary Singer <gary@vesper.cc>; Shamit Grover <shamit@vesper.cc>; Mike Alden <mike@bygmusic.com>; David Caro <david@vesper.cc>
Subject: Re: Intro- BYGMUSIC

Hey Raj,

Thanks for the update. I can imagine the AWAL team has a great deal on their plate right now. We are looking forward to connecting with them.

Aside from AWAL, do you think there will be any other fit for the round? If so, we can follow up with any other info which might be needed. Also, we are doing some crowdfunding on Wefunder and it is currently halfway through it's discount phase--https://wefunder.com/bygmusic/

Thanks for your and everyone's time, attention and help; it is exciting to connect with folks who understand what makes our model and mission special.

Best,

Krish

213 479 0593

On Thu, Feb 17, 2022 at 12:49 PM Raj Gopal <raj@vesper.cc> wrote:

> Thanks Krish and team, it was a pleasure to meet you all and hear about the exciting stuff you're working on. As you might imagine, the AWAL team has been swamped since the preliminary approval of the sale to Sony last week; once we know how they'd like to engage, we'll follow up to schedule a time.
>
> Look forward to chatting again soon.
>
> Best,
>
> Raj
>
> **Raj Gopal**
> Vesper
> Company
>
> 267.391.6053
> raj@vesper.cc
>
> **From:** Zac Gelfand <zac.gelfand@gmail.com>
> **Sent:** Monday, February 14, 2022 10:58 PM
> **To:** Krish Sharma <krish@bygmusic.com>
> **Cc:** Dad <gelfand@mac.com>; Gary Singer <gary@vesper.cc>; Raj Gopal <raj@vesper.cc>; Shamit Grover <shamit@vesper.cc>; Mike Alden <mike@bygmusic.com>; David Caro <david@vesper.cc>
> **Subject:** Re: Intro- BYGMUSIC

EXTERNAL SENDER

Thanks, Krish! It was great to chat again, and to meet more of your team. Please keep us all in the loop with any further developments on your end.

All the best,

Zac

On Feb 12, 2022, at 12:40 AM, Krish Sharma <krish@bygmusic.com> wrote:

Hi All,

Firstly, thanks to everyone for taking the time yesterday to connect. This is quite a group, and we appreciate the opportunity to present our vision to folks who share our passion for music and who understand the market and the possibilities therein.

Attached is the BYGMusic Investment Deck. It is not confidential so feel free to share where appropriate.

We are looking forward to getting in touch with AWAL. How synergistic to see the news this morning that the Sony transaction was approved in the UK! Let us know if there is anything we should do to help facilitate a call with them.

Best,

Krish

On Thu, Jan 27, 2022 at 7:01 AM Jeffrey Gelfand <gelfand@mac.com> wrote:

I can do EST

1. Tues 2-1, 11:00 AM
2. Wed 2-2, 3:00
3. Thurs 2-3, 3:00
4. Fri 2-4, 11:00 AM

Regards,

Jeff

On Jan 27, 2022, at 9:37 AM, Gary Singer <Gary@vesper.cc> wrote:

Hi Zac, Jeff, and Krish!

Here are some good times for Shamit and Raj. Please let me know if any of these work for you. All times are U.S. Eastern:

1. Tues 2-1, 11:00 AM, 4:30 PM
2. Wed 2-2, 11:00 AM, 3:00, 4:00 PM
3. Thurs 2-3, 3:00, 4:00 PM
4. Fri 2-4, 11:00 AM, 2:00, 3:00, or 4:00 PM

After your reply, I'll follow up with a Zoom invite.

<VesperCompany_f46d2f19-8e48-4614-996d-e5efb43a636e.png>

Gary Singer
Vesper Company

231.313.8851
gary@vesper.cc

From: Shamit Grover <shamit@vesper.cc>
Date: Thursday, January 27, 2022 at 8:40 AM
To: Zac Gelfand <zac.gelfand@gmail.com>, Jeffrey Gelfand <gelfand@mac.com>
Cc: Raj Gopal <raj@vesper.cc>, Gary Singer <gary@vesper.cc>
Subject: Re: Intro- BYGMUSIC

Monday may be tough, but adding Gary to help sync calendars

<VesperCompany_f46d2f19-8e48-4614-996d-e5efb43a636e.png>

Shamit Grover
Vesper Company

207.370.8090
shamit@vesper.cc

From: Zac Gelfand <zac.gelfand@gmail.com>
Sent: Thursday, January 27, 2022 8:04:41 AM
To: Jeffrey Gelfand <gelfand@mac.com>
Cc: Shamit Grover <shamit@vesper.cc>; Raj Gopal <raj@vesper.cc>
Subject: Re: Intro- BYGMUSIC

Monday 10amPT is best for me.

Zac Gelfand

914.610.6553

www.zacharygelfand.com

On Jan 27, 2022, at 7:44 AM, Jeffrey Gelfand <gelfand@mac.com> wrote:

Shamit/Raj- I am available as follows: what works for you?

Friday 1/28 11am PT

Monday 1/31 9am PT, 10am PT

Regards,

Jeff

On Jan 27, 2022, at 1:24 AM, Krish Sharma <krish@bygmusic.com> wrote:

Hi Zac,

Thanks for following up. It would be great to get on a call. I think it would be most efficient if we have some other team members from BYGMusic join as well. We are flexible, but some times that could work for us are:

Friday 1/28 11am PT

Monday 1/31 9am PT, 10am PT

Tuesday 2/1 10am PT, 2pm PT

Looking forward!

Best,

Krish

On Wed, Jan 26, 2022 at 4:46 PM Zac Gelfand <zac.gelfand@gmail.com> wrote:

> Hey Krish, just following up here. Let us know if you want to hop on a call sometime soon.
>
> Zac Gelfand
>
> 914.610.6553
>
> www.zacharygelfand.com
>
> On Jan 21, 2022, at 9:58 AM, Zac Gelfand <zac.gelfand@gmail.com> wrote:
>
> Hi Krish, thanks for checking in. I have been sharing the BYGMusic deck around since we last spoke, and I wanted to connect you here with my father, Jeff, as well as two seed investors, Shamit and Raj, all of whom are all interested in hearing more about the BYGMusic story. Let's find some time to chat next week!

Best,

Zac Gelfand
zacharygelfand.com
zac.gelfand@gmail.com // 914.610.6553

On Jan 20, 2022, at 10:27 PM, Krish Sharma <krish@bygmusic.com> wrote:

Hey Zac,

Hope you are well. Again I enjoyed connecting. We have had acceleration in both investment and brand deals, It would be good to connect again, especially around funding.

I am flexible next week.

Best,

Krish

<image001.gif>

On Tue, Jan 4, 2022 at 1:58 PM Krish Sharma <krish@bygmusic.com> wrote:

> Attached
>
> <image001.gif>
>
> On Tue, Jan 4, 2022 at 1:04 PM Krish Sharma <krish@bygmusic.com> wrote:
>
>> Speaking of foibles—I will send shortly!
>>
>> Thx
>>
>> K
>>
>> On Tue, Jan 4, 2022 at 12:44 PM Zac Gelfand <zac.gelfand@gmail.com> wrote:
>>
>>> Hey Krish, really great to chat with you and hear more about BYGMusic. Thanks again for taking the time. I found the Wefunder page, which looks awesome. Doesn't look like the deck came through, though...
>>>
>>> On Jan 4, 2022, at 3:35 PM, Krish Sharma <krish@bygmusic.com> wrote:

Hi Zac,

It was a pleasure to connect today. I think we have come to some of the same conclusions around the music industry, it's past foibles and future opportunities.

Attached is our current investor deck. Our prime focus at the moment is raising our next round of funding and we have some incentives for strategic partners. We have not named a lead for our crowdfunding efforts, for example, which comes with a significant voting multiplier.

Once you have had a chance to look at our deck, I think some of the longer-term potential of our model will come into focus. I'm not sure I went into that in sufficient depth on our call.

As we build the BYGMusic platform it will be crucial for us be a lighting rod for artists and eventually fans and I think your abilities in content creation/curation could be an amazing synergy for us.

I look forward to speaking with and your father soon--

Krish

213 479 0593

<image001.gif>

On Thu, Dec 23, 2021 at 9:46 PM Krish Sharma <krish@bygmusic.com> wrote:

> Hi Zac,
>
> Saving Babak's inbox---
>
> It's a pleasure to meet over email and I look foward to chatting in the new year. I will send a meeting invitation with flexible timing.

Have a great holiday!

Krish

On Wed, Dec 22, 2021 at 11:53 AM Zac Gelfand <zac.gelfand@gmail.com> wrote:

> Thanks so much, Babak. Krish, looking forward to connecting. I'm going to be out of pocket most of next week, but maybe we can find some time to chat during the first week of Jan?
>
> Best,
> Zac
>
> > On Dec 22, 2021, at 2:18 PM, Babak Farrokh-Siar <babak@bumped.com> wrote:
> >
> > Zac,
> > It was very nice speaking with you and your dad today. As mentioned, I wanted to introduce you to my friend, Grammy winner, and the CEO of BYGMUSIC, Krish Sharma.
> >
> > Krish,
> > Zac is at WMG and super passionate about music. We talked high level about the BYGMUSIC mission, and I thought it would be great if you two connected.
> > He knows that BYGMUSIC is raising money now, so that is a topic to discuss.
> >
> > I am excited for you two to meet and can't wait to hear how it goes.
> >
> > Best,
> > Babak
> >
> >

--

Krish Sharma

Founder/CEO

What is BYGMusic? - YouTube

CONFIDENTIALITY NOTICE:

The contents of this email message and any attachments are intended solely for the addressee(s) and may contain confidential and/or privileged information and may be legally protected from disclosure. If you are not the intended recipient of this message or their agent, or if this message has been addressed to you in error, please immediately alert the sender by reply email and then delete this message and any attachments. If you are not the intended recipient, you are hereby notified that any use, dissemination, copying, or storage of this message or its attachments is strictly prohibited.

--

Krish Sharma

Founder/CEO

What is BYGMusic? - YouTube

CONFIDENTIALITY NOTICE:

The contents of this email message and any attachments are intended solely for the addressee(s) and may contain confidential and/or privileged information and may be legally protected from disclosure. If you are not the intended recipient of this message or their agent, or if this message has been addressed to you in error, please immediately alert the sender by reply email and then delete this message and any attachments. If you are not the intended recipient, you are hereby notified that any use, dissemination, copying, or storage of this message or its attachments is strictly prohibited.

--

Krish Sharma

Founder/CEO

What is BYGMusic? - YouTube

--

Krish Sharma

Founder/CEO

What is BYGMusic? - YouTube

CONFIDENTIALITY NOTICE:

The contents of this email message and any attachments are intended solely for the addressee(s) and may contain confidential and/or privileged information and may be legally protected from disclosure. If you are not the intended recipient of this message or their agent, or if this message has been addressed to you in error, please immediately alert the sender by reply email and then delete this message and any attachments. If you are not the intended recipient, you are hereby notified that any use, dissemination, copying, or storage of this message or its attachments is strictly prohibited.

--

Krish Sharma

Founder/CEO

What is BYGMusic? - YouTube

CONFIDENTIALITY NOTICE:

The contents of this email message and any attachments are intended solely for the addressee(s) and may contain confidential and/or privileged information and may be legally protected from disclosure. If you are not the intended recipient of this message or their agent, or if this message has been addressed to you in error, please immediately alert the sender by reply email and then delete this message and any attachments. If you are not the intended recipient, you are hereby notified that any use, dissemination, copying, or storage of this message or its attachments is strictly prohibited.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.